Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

April 9, 2025

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jill Ehrlich

Re:	Aether Infrastructure & Natural Resources Fund, et al. (the “Applicants”); File No. 812-15732

Dear Ms. Ehrlich:

We are writing on behalf of the Applicants to respectfully request the withdrawal of the Applicants’ application, originally filed with the Securities and Exchange Commission on March 25, 2025, for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”) and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 thereunder (the “Application”).

The Applicants respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions or need further information, please call me at (215) 988-2959.

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Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer